Client One Securities, LLC
Schedule II-Computation for Determination of Reserve Requirements for Broker Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.